UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, June 2nd, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.:  Acquisition of Shares issued by the Company for Disposal or Cancellation

          The Board of Directors of this Bank, at a meeting held today, pursuant to Paragraph 6 of Article 6 of the Company’s Bylaws, and in compliance with the requirements set forth in Paragraphs 1 and 2 of Article 30 of Law # 6,404/76 and with the CVM – Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) Instructions # 10, 268 and 390 as of February 14th, 1980, November 13th, 1997 and July 8th, 2003, respectively, resolved:

I)     to renew the program to acquire shares issued by the Company to be maintained in treasury  and subsequent disposal or cancellation, without decreasing the Capital Stock;

II)   to authorize the Board of Executive Officers to acquire up to 15,000,000  registered book-entry shares, with no par value, comprising of 7,500,000 common shares and 7,500,000 preferred shares, it is incumbent on the Board of Executive Officers to determine the opportunity and the number of shares to be effectively acquired, within the limits authorized and the duration of this resolution.

For the purposes of Article 8 of CVM Instruction # 10, as of February 14th, 1980, it is specified that:

a)    the objective of the present authorization is the application of funds registered in the “Profits Reserves - Statutory Reserves”, available for Investments;

b)   it shall be valid for the period of 6 (six) months, from June 4, 2010 to December 4, 2010;

c)    pursuant to the provisions in Article 5 of CVM Instruction # 10, the Bank has 2,266,446,977 outstanding shares, comprising of 592,032,126 common shares and 1,674,414,851 preferred shares;

d)   the acquisition process of these shares shall be undertaken at market price and be mediated by Bradesco S.A. Corretora de Títulos e Valores Mobiliários, with headquarters at Avenida Paulista, 1.450, 7oandar,  Bela Vista, São Paulo, SP, and Ágora Corretora de Títulos e Valores Mobiliários S.A., with headquarters at Praia de Botafogo, 300, salas 601 and 301, parte, Botafogo, Rio de Janeiro, RJ;

III)    that in the event of cancellation of such purchased shares, the Board of Directors shall be responsible for submitting such cancellation for the approval of the General Shareholders’ Meeting, without decreasing the Capital Stock;

IV)    to register that, pursuant to the Board of Directors’ proposal submitted at the Special Shareholders’Meeting held on March 10, 2010, were cancelled 6,676,340 registered book-entry shares, with no par value, of which 3,338,170 are common shares and 3,338,170 are preferred shares, existing in treasury and acquired as follows:

a)    613,100 shares, of which 141,000  are common shares and 472,100 are preferred shares, according to the authorization granted to the Board of Executive Officers during this Body’s Meeting # 1,538, as of December 2, 2009;

b)   5,456,300 shares, of which 2,893,700 are common shares and 2,562,600 are preferred shares existing in treasury and acquired according to the authorizations granted previously;

c)    606,940 shares, of which 303,470 are common shares and 303,470 are preferred shares, derived from the bonus stock process approved at the Special Shareholders’ Meeting held on December 18, 2009.

Cordially,

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.